UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-36885

TANTECH HOLDINGS LTD
(Translation of registrant’s name into English)

No. 10 Cen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province

People’s Republic of China 323000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Explanatory Note:

On March 23, 2026, Tantech Holdings Ltd, a BVI business company limited by shares incorporated in the British Virgin Islands (the “Company”) entered into a sales agreement (the “Sales Agreement”) with Joseph Stone Capital, LLC (the “Sales Agent”), acting as the Company’s sales agent, pursuant to which the Company may offer and sell, from time to time, through the Sales Agent, Class A common shares of the Company, no par value per share (the “Class A Common Shares”) having an aggregate offering price of up to $2,150,000 (the “Offered Shares”). For the purposes of British Virgin Islands law, the issuance of the Class A Common Shares will be effective upon entry of the relevant shareholder in the Company’s register of members.

Under the Sales Agreement, the Offered Shares will be offered and sold pursuant to the prospectus supplement, dated March 23, 2026, that forms part of the Company’s shelf registration statement on Form F-3 (File No. 333-274274), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on September 11, 2023.

The Company is not obligated to sell any Offered Shares under the Sales Agreement, and the Sales Agent is not under any obligation to purchase any Offered Shares pursuant to the Sales Agreement. Subject to the terms and conditions of the Sales Agreement, the Sales Agent will use commercially reasonable efforts consistent with its normal trading and sales practices, applicable state and federal laws, rules and regulations and the rules of The Nasdaq Stock Market LLC to sell Offered Shares from time to time based upon the Company’s instructions, including any price, time or size limits specified by the Company. Upon delivery of a sales notice, and subject to the Company’s instructions in that notice, and the terms and conditions of the Sales Agreement generally, the Sales Agent may sell Offered Shares by any method permitted by law that is deemed to be an “at the market offering” as defined by Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended (the “Securities Act”). The Company will pay the Sales Agent a commission of 4.5% of the aggregate gross proceeds from each sale of the Offered Shares and has agreed to provide the Sales Agent with customary indemnification and contribution rights. The Company has also agreed to reimburse the Sales Agent for certain accountable expenses.

The foregoing summary of the Sales Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Sales Agreement, a copy of which is attached as Exhibit 10.1 to this Form 6-K and incorporated by reference herein. A copy of the opinion of Campbells Legal (BVI) Limited, as British Virgin Islands counsel to the Company, regarding the validity of the issuance of the Class A Common Shares under the Sales Agreement is attached hereto as Exhibit 5.1 to this Form 6-K and is incorporated by reference herein. Such opinion is limited to the laws of the British Virgin Islands.

This Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of Offered Shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Incorporation by Reference

The contents of this Report on Form 6-K are hereby incorporated by reference into (i) the Company’s registration statement on Form S-8 (File No. 333-205821) filed with the SEC on July 23, 2015 and (ii) the Company’s registration statement on Form F-3 (File No. 333-274274) that was initially filed with the SEC on August 30, 2023 and declared effective by the SEC on September 11, 2023.

EXHIBIT INDEX

Exhibits No.	Description
5.1	Opinion of Campbells Legal (BVI) Limited
10.1	Form of Sales Agreement dated March 23, 2026, by and between the Company and the Sales Agent
23.1	Consent of Campbells Legal (BVI) Limited (included in Exhibit 5.1)

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tantech Holdings Ltd

Date: March 25, 2026	By:	/s/ Zheyuan Liu
Zheyuan Liu
Chief Executive Officer

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